SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July, 2016

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

LAURENCE POUNTNEY HILL,
LONDON, EC4R 0HH, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Michael Wells
2	Reason for the notification
a)	Position/status	Group Chief Executive (PDMR)
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Prudential plc
b)	LEI	5493001Z3ZE83NGK8Y12
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 5 pence each GB0007099541
b)	Nature of the transaction	Acquisition through the Prudential Group Share Incentive Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£11.995	17
d)	Aggregated information - Aggregated volume - Price	17 £11.995
e)	Date of the transaction	2016-07-08
f)	Place of the transaction	London Stock Exchange

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	John Foley
2	Reason for the notification
a)	Position/status	Executive Director (PDMR)
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Prudential plc
b)	LEI	5493001Z3ZE83NGK8Y12
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 5 pence each GB0007099541
b)	Nature of the transaction	Acquisition through the Prudential Group Share Incentive Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£11.995	16
d)	Aggregated information - Aggregated volume - Price	16 £11.995
e)	Date of the transaction	2016-07-08
f)	Place of the transaction	London Stock Exchange

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Nicolaos Nicandrou
2	Reason for the notification
a)	Position/status	Chief Financial Officer (PDMR)
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Prudential plc
b)	LEI	5493001Z3ZE83NGK8Y12
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 5 pence each GB0007099541
b)	Nature of the transaction	Acquisition through the Prudential Group Share Incentive Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£11.995	15
d)	Aggregated information - Aggregated volume - Price	15 £11.995
e)	Date of the transaction	2016-07-08
f)	Place of the transaction	London Stock Exchange

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Julian Adams
2	Reason for the notification
a)	Position/status	Group Regulatory and Government Affairs Director (PDMR)
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Prudential plc
b)	LEI	5493001Z3ZE83NGK8Y12
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 5 pence each GB0007099541
b)	Nature of the transaction	Acquisition through the Prudential Group Share Incentive Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£11.995	15
d)	Aggregated information - Aggregated volume - Price	15 £11.995
e)	Date of the transaction	2016-07-08
f)	Place of the transaction	London Stock Exchange

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Raghu Hariharan
2	Reason for the notification
a)	Position/status	Director of Strategy & Capital Market Relations (PDMR)
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Prudential plc
b)	LEI	5493001Z3ZE83NGK8Y12
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 5 pence each GB0007099541
b)	Nature of the transaction	Acquisition through the Prudential Group Share Incentive Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£11.995	15
d)	Aggregated information - Aggregated volume - Price	15 £11.995
e)	Date of the transaction	2016-07-08
f)	Place of the transaction	London Stock Exchange

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Jonathan Oliver
2	Reason for the notification
a)	Position/status	Group Communications Director (PDMR)
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Prudential plc
b)	LEI	5493001Z3ZE83NGK8Y12
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 5 pence each GB0007099541
b)	Nature of the transaction	Acquisition through the Prudential Group Share Incentive Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£11.995	12
d)	Aggregated information - Aggregated volume - Price	12 £11.995
e)	Date of the transaction	2016-07-08
f)	Place of the transaction	London Stock Exchange

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Alan Porter
2	Reason for the notification
a)	Position/status	Group General Counsel & Company Secretary (PDMR)
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Prudential plc
b)	LEI	5493001Z3ZE83NGK8Y12
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 5 pence each GB0007099541
b)	Nature of the transaction	Acquisition through the Prudential Group Share Incentive Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£11.995	15
d)	Aggregated information - Aggregated volume - Price	15 £11.995
e)	Date of the transaction	2016-07-08
f)	Place of the transaction	London Stock Exchange

Additional information
Prudential plc is not affiliated in any manner with Prudential Financial Inc., a company whose principal place of business is in the United States of America.

Contact
Angela Zeng, Company Secretarial Assistant, +44 (0)20 7548 3943
Helen Archbold, Head of Corporate Secretariat, +44 (0)20 7548 6901

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 11 July 2016

PRUDENTIAL PUBLIC LIMITED COMPANY

By: /s/ Helen Archbold

Helen Archbold
Head of Corporate Secretariat